Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Nos. 333-132370 and 333-132370-01

Offering Summary dated June 3, 2008

(Related to the Pricing Supplement No. 2008-MTNDD287, Subject to Completion, Dated June 3, 2008)

Principal-Protected Notes Based Upon a Basket of Currencies Due June 2010

Issuer:	Citigroup Funding Inc.
Security:	Principal-Protected Notes Based Upon a Basket of Currencies Due June 2010 (the “Notes”).
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company.
Rating of the Issuer’s Obligations:	Aa3/AA- (Moody’s/S&P) based upon the Citigroup Inc. guarantee and subject to change during the term of the Notes.
Principal Protection:	100% if held to the Maturity Date.
Pricing Date:	June , 2008.
Issue Date:	June , 2008.
Valuation Date:	Five Business Days before the Maturity Date.
Maturity Date:	Approximately two years after the Issue Date.
Interest:	None.
Issue Price:	100% of the principal amount.
Payment at Maturity:	For each US$1,000 Note, US$1,000 plus a Basket Return Amount, which may be positive or zero.
Basket Return Amount:

If the Basket Return Percentage is less than 1.50% to 2.50% (to be determined on the Pricing Date), the Basket Return Amount per Note will equal zero;

•    If the Basket Return Percentage is both greater than or equal to 1.50% to 2.50% (to be determined on the Pricing Date) and less than or equal to 15%, the Basket Return Amount per Note will equal the product of (i) US$1,000 and (ii) 15%; or

•    If the Basket Return Percentage is greater than 15%, the Basket Return Amount per Note will equal the product of (i) US$1,000 and (ii) the Basket Return Percentage.

Provided that in each case the Basket Return Amount will not be negative.

Basket Return Percentage:	The sum of the Weighted Currency Return for each of the Basket Currencies, expressed as a percentage.
Weighted Currency Return:	Starting Exchange Rate – Ending Exchange Rate x Allocation Percentage Starting Exchange Rate
Allocation Percentage:	20% for each of the Basket Currencies.
Basket Currencies:	The Brazilian real, Russian ruble, Norwegian krone, Indonesian rupiah and Thai baht.
Starting Exchange Rate:	Each of the EURBRL, EURRUB, EURNOK, EURIDR and EURTHB Exchange Rates on the Pricing Date.
Ending Exchange Rate:	Each of the EURBRL, EURRUB, EURNOK, EURIDR and EURTHB Exchange Rates on the Valuation Date.
Denominations:	Minimum denominations and increments of US$1,000.
Listing:	None.
Underwriting Discount:	0.00%. However, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Notes declines. You should refer to “Key Risk Factors” below and “Risk Factors Relating to the Notes” and “Plan of Distribution” in the pricing supplement related to this offering for more information.
Sales Commission Earned:	$15.00 (to be determined on the Pricing Date) per Note for each Note sold by a Smith Barney Financial Advisor
Sales Concession Granted:	Not to exceed $15.00 (to be determined on the Pricing Date) per Note for each Note sold by a dealer, including Citicorp Financial Services Corp., Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets
Calculation Agent:	Citigroup Financial Products, Inc.

(continued on next page)

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

Business Day:	Any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in The City of New York are authorized or obligated by law or executive order to close.
CUSIP:
EURBRL Exchange Rate:	The European euro/Brazilian real exchange rate in the global spot foreign exchange market, expressed as the amount of Brazilian reais per one European euro, as calculated by multiplying the EURUSD quote displayed on Reuters Page “ECB3,” or any substitute page, by the USDBRL quote displayed in the PTAX column on Reuters Page “BRFR,” or any substitute page, on any relevant date.
EURRUB Exchange Rate:	The European euro /Russian ruble exchange rate in the global spot foreign exchange market, expressed as the amount of Russian rubles per one European euro, as reported by Reuters on Page “ECB3,” or any substitute page, on any relevant date.
EURNOK Exchange Rate:	The European euro /Norwegian krone exchange rate in the global spot foreign exchange market, expressed as the amount of Norwegian kroner per one European euro, as reported by Reuters on Page “ECB3,” or any substitute page, on any relevant date.
EURIDR Exchange Rate:	The European euro /Indonesian rupiah exchange rate in the global spot foreign exchange market, expressed as the amount of Indonesian rupiah per one European euro, as calculated by multiplying the EURUSD quote displayed on Reuters Page “ECB3,” or on any substitute page, by the USDIDR quote displayed on Reuters Page “ABSIRFIX01,” or on any substitute page, on any relevant date.
EURTHB Exchange Rate:	The European euro /Thai baht exchange rate in the global spot foreign exchange market, expressed as the amount of Thai baht per one European euro, as reported by Reuters on Page “ECB3,” or any substitute page, on any relevant date.

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

How the Notes Work

Principal-Protected Notes Based upon a Basket of Currencies Due June 2010 (the “Notes”) are hybrid investments that combine characteristics of currency and fixed-income instruments. Similar to a fixed income investment, these Notes offer investors the safety of 100% principal protection if held at maturity. However, the Notes do not offer current income, which means that you will not receive any periodic interest or other payments on the Notes during the term of the Notes.

At maturity, the Notes will pay an amount that is based on the Basket Return Percentage. The Basket Return Percentage will equal the average of the percentage change of the value of each of the Basket Currencies relative to the European euro over the term of the Notes. The basket of currencies is comprised of the Brazilian real, Russian ruble, Norwegian krone, Indonesian rupiah and Thai baht (the “Basket Currencies”). This investment allows investors to participate in the growth potential of the value of the Basket Currencies relative to the European euro.

The Notes are currency basket-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately two years. At maturity, you will receive an amount in cash equal to the sum of your initial investment in the Notes plus a Basket Return Amount, if any, which may be positive or zero. The Basket Return Amount will depend on the Basket Return Percentage. The Basket Return Percentage will equal the average percentage change of the value of each of the Basket Currencies relative to the European euro, as measured by each relevant exchange rate, from the Pricing Date to the Valuation Date.

The performance of each of the Basket Currencies is measured by its exchange rate. Each exchange rate reflects the amount of the relevant Basket Currency that can be exchanged for one European euro. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has decreased. For example, if the EURBRL Exchange Rate has increased from 1.00 to 2.00, it means the value of one Brazilian real (as measured against the European euro) has decreased from euro 1.00 to euro 0.50. Conversely, a decrease in a Basket Currency’s exchange rate means that the value of that currency has increased. Increases in the values of the Basket Currencies relative to the European euro may lead to a higher return on your Notes, while decreases in the values of the Basket Currencies may lead to a lower return, or even no return, on your Notes. Because the Basket Return Percentage will be based on the sum of the Weighted Currency Returns for each of the Basket Currencies, a significant increase in the value of one currency may be substantially or entirely offset by a decrease in the value of the other currencies in the basket.

The Basket Return Amount will be based on the Basket Return Percentage and will be calculated as follows:

■	If the Basket Return Percentage is less than 1.50% to 2.50% (to be determined on the Pricing Date), the Basket Return Amount per Note will equal zero;

■

If the Basket Return Percentage is both greater than or equal to 1.50% to 2.50% (to be determined on the Pricing Date) and less than or equal to 15%, the Basket Return Amount per Note will equal the product of (i) US$1,000 and (ii) 15%; or

■	If the Basket Return Percentage is greater than 15%, the Basket Return Amount per Note will equal the product of (i) US$1,000 and (ii) the Basket Return Percentage.

Because the Notes are principal protected if held to maturity, the payment you receive at maturity will not be less than the amount of your initial investment in the Notes, even though the amount payable to you at maturity is dependent upon the performance of the Basket Currencies relative to the European euro, as measured by each relevant exchange rate.

Type of Investor

These Notes are not a suitable investment for investors who require regular fixed income payments since no payments will be made prior to maturity. These Notes may be an appropriate investment for the following types of investors:

■	Investors looking for exposure to currency basket-linked investments on a principal-protected basis but who are willing to forego current income.

■	Investors expecting appreciation of the Basket Currencies relative to the European euro over the term of the Notes.

■	Investors who seek to add a currency basket-linked investment to their portfolio for diversification purposes.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the Notes, including payments of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Benefits of the Notes

■	Return Potential

The Basket Return Amount payable at maturity is based on the Basket Return Percentage, enabling you to participate in the potential increase in the value of the Basket Currencies during the term of the Notes without directly investing in the Basket Currencies.

■	Principal Protection

On the Maturity Date, we will pay you the principal amount of the Notes you then hold regardless of the performance of the Basket Currencies.

■	Diversification

The Notes are based on the performance of the Basket Currencies and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

■	The Basket Return Amount May Be Zero

If the Basket Return Percentage is less than 1.50% to 2.50% (to be determined on the Pricing Date), zero or negative, the payment you receive at maturity will be limited to the amount of your initial investment in the Notes. This will be true even if the value of each currency in the basket has increased relative to the European euro at one or more times during the term of the Notes.

■	Reference to a Basket of Currencies May Lower Your Return

Because the Basket Return Percentage will be based on the sum of the Weighted Currency Return for each of the Basket Currencies, a significant increase in the value of one or more currencies relative to the European euro may be substantially or entirely offset by a decrease in the value of one or more of the other currencies in the basket relative to the European euro during the term of the Notes.

■	No Periodic Payments

You will not receive any periodic payments of interest or any other periodic payments on the Notes.

■	Potential for a Lower Comparable Yield

The Notes do not pay any interest. As a result, if the Basket Return Percentage is less than 1.50% to 2.50% (to be determined on Pricing Date), the effective yield on your Notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, changes in the value of the Basket Currencies, interest rates and Citigroup Funding and Citigroup

Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Tax Treatment of the Notes

Because the Notes are contingent payment debt obligations of Citigroup Funding, you will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes, regardless of whether you receive more, less or no payments on the Notes in tax years prior to maturity.

■	Citigroup Inc. Credit Risk

The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Fees and Conflicts

Citigroup Financial Products and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the relevant currencies or other instruments, such as options, swaps or futures, based upon the Basket Currencies by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Financial Products’s role as the Calculation Agent for the Notes may result in a conflict of interest.

The Basket Currencies and Exchange Rates

General

The Basket Currencies consist of the Brazilian real, Russian ruble, Norwegian krone, Indonesian rupiah and Thai baht (collectively, the “Basket Currencies”). Exchange rates are used to measure the performance of each of the Basket Currencies.

The relevant exchange rates are foreign exchange spot rates that measure the relative values of two currencies, the European euro and the Brazilian real in the case of the EURBRL Exchange Rate, the European euro and the Russian ruble in the case of the EURRUB Exchange Rate, the European euro and the Norwegian krone in the case of the EURNOK Exchange Rate, the European euro and the Indonesian rupiah in the case of the EURIDR Exchange Rate and the European euro and the Thai baht in the case of the EURTHB Exchange Rate. Each exchange rate is expressed as an amount of the relevant Basket Currency that can be exchanged for one European euro. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has decreased. For example, if the EURBRL Exchange Rate has increased from 1.00 to 2.00, it means the value of one Brazilian real (as measured against one European euro) has decreased from euro 1.00 to euro 0.50. Conversely, a decrease in a Basket Currency’s exchange rate means that the value of that currency has increased.

The Brazilian real is the official currency of the Federative Republic of Brazil.

The Russian ruble is the official currency of the Russian Federation.

The Norwegian krone is the official currency of the Kingdom of Norway.

The Indonesian rupiah is the official currency of the Republic of Indonesia

The Thai baht is the official currency of the Kingdom of Thailand.

We have obtained all information in this offering summary relating to the Brazilian real, Russian ruble, Norwegian krone, Indonesian rupiah and Thai baht and the relevant exchange rates from public sources, without independent verification. Currently, the relevant exchange rates are published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the value of each Basket Currency will be determined as described in “Preliminary Terms” above.

Historical Data on the Exchange Rates

The following table sets forth, for each of the quarterly periods indicated, the high and low closing values of each relevant exchange rate, as reported by Bloomberg. The historical data on the relevant exchange rate are not indicative of the future performance of the Basket Currencies or what the value of the Notes may be. Any historical upward or downward trend in any of the relevant exchange rates during any period set forth below is not an indication that the value of the Basket Currencies is more or less likely to increase or decrease at any time over the term of the Notes.

	EURBRL Exchange Rate		EURRUB Exchange Rate		EURNOK Exchange Rate		EURIDR Exchange Rate		EURTHB Exchange Rate
	High	Low	High	Low	High	Low	High	Low	High	Low
2003
Quarter
First	3.9809	3.4373	34.8599	33.0149	7.9340	7.2225	9866.74	9257.32	47.3280	44.4740
Second	3.5794	3.1860	36.5934	33.4424	8.2935	7.7560	9854.03	9370.97	49.7580	45.5180
Third	3.5105	3.1438	35.6572	32.9244	8.3595	8.0445	9874.80	9166.63	48.3010	44.0580
Fourth	3.6186	3.2910	36.8234	34.0141	8.4340	8.0795	10505.34	9569.80	49.2150	45.3530
2004
Quarter
First	3.8316	3.4921	37.2409	34.5620	8.8600	8.3935	10960.67	10353.52	50.3980	47.8530
Second	3.8991	3.4515	35.7826	34.1924	8.4740	8.0930	11597.11	10301.14	50.4880	47.0520
Third	3.7985	3.4783	36.3425	34.9886	8.5180	8.2460	11572.11	10706.93	51.5060	49.3950
Fourth	3.6915	3.4607	37.8934	35.8733	8.3280	8.0700	12514.08	11059.53	52.6350	50.5470
2005
Quarter
First	3.6886	3.3004	37.3499	35.8034	8.4305	8.1280	12514.40	11913.33	53.2850	48.9220
Second	3.5583	2.8405	36.2500	34.3390	8.2465	7.8375	12722.39	11826.92	51.7160	49.3450
Third	2.9979	2.7280	35.4480	34.2790	8.0160	7.7770	13309.20	11612.35	51.4910	49.2960
Fourth	2.7919	2.5434	34.5950	33.7060	8.0495	7.7370	12900.35	11402.24	49.5860	48.0700
2006
Quarter
First	2.7976	2.5082	34.7430	33.3360	8.1375	7.9295	11483.01	10749.54	48.9180	46.0110
Second	2.9726	2.4961	34.7650	33.4890	7.9710	7.7480	12091.35	10491.28	49.4250	46.0820
Third	2.8418	2.6887	34.4360	33.7850	8.3895	7.8615	11884.19	11343.06	48.7980	47.1420
Fourth	2.8114	2.6857	34.8930	33.7420	8.4760	8.0945	11853.40	11422.44	48.1590	46.2530
2007
Quarter
First	2.8668	2.6863	34.8760	34.2140	8.3680	8.0415	12115.18	11486.47	47.4620	42.4020
Second	2.7146	2.5759	35.0650	34.6320	8.1985	7.9520	12382.20	11633.41	45.2780	42.6150
Third	2.9111	2.4770	35.3490	34.5990	8.0400	7.7185	13004.62	12067.25	45.0660	40.6500
Fourth	2.6579	2.4393	36.1180	35.1740	8.1140	7.6490	13848.99	12221.38	46.6150	43.3200
2008
Quarter
First	2.6851	2.4218	37.1130	35.8570	8.1178	7.8185	14030.64	13136.62	49.7840	43.1210
Second (through June 3)	2.6900	2.5174	37.2430	36.6170	8.0720	7.7885	14720.29	13376.41	50.8500	48.9790

The EURBRL Exchange Rate, as calculated by multiplying the EURUSD quote displayed on Reuters Page “ECB3” by the USDBRL quote displayed in the PTAX column on Reuters Page “BRFR” on June 3, 2008 was 2.5284.

The EURRUB Exchange Rate appearing on Reuters Page “ECB3” on June 3, 2008 was 36.902.

The EURNOK Exchange Rate appearing on Reuters Page “ECB3” on June 3, 2008 was 7.9615.

The EURIDR Exchange Rate, as calculated by multiplying the EURUSD quote displayed on Reuters Page “ECB3” by the USDIDR quote displayed on Reuters Page “ABSIRFIX01” on June 3, 2008 was 14528.

The EURTHB Exchange Rate appearing on Reuters Page “ECB3” on June 3, 2008 was 50.841.

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments to be made on an investment of US$1,000 principal amount of Notes based on various Ending Exchange Rates of the Basket Currencies. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

■ Pricing Date: June 24, 2008

■ Issue Date: June 27, 2008

■ Principal amount: US$1,000 per Note

■ Starting Exchange Rate of the EURBRL    Exchange Rate: 2.65

■ Starting Exchange Rate of the EURRUB    Exchange Rate: 37.00

■ Starting Exchange Rate of the EURNOK    Exchange Rate: 7.85

■ Starting Exchange Rate of the EURIDR    Exchange Rate: 14600.00

■ Starting Exchange Rate of the EURTHB    Exchange Rate: 50.00

■ Allocation Percentage: 20% for each Basket    Currency

■ If the Basket Return Percentage is less than    2%, the Basket Return Amount per Note will    equal zero

■ If the Basket Return Percentage is both    greater than or equal to 2% and less than or    equal to 15%, the Basket Return Amount per    Note will equal 15% of US$1,000, or US$150

■ If the Basket Return Percentage is greater    than 15%, the Basket Return Amount per Note    will equal the product of US$1,000 and the    Basket Return Percentage

■  Maturity Date: June 27, 2010

■ The Notes are purchased on the Issue Date    and are held through the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Basket Return Amount, which, in turn, will depend on the actual Starting Exchange Rate and Ending Exchange Rate of each Basket Currency and the Allocation Percentage.

	Hypothetical Ending Exchange Rate					Hypothetical Allocated Currency Return(1)
Example	EUR BRL	EUR RUB	EUR NOK	EUR IDR	EUR THB	BRL	RUB	NOK	IDR	THB	Hypothetical Basket Return Percentage(2)	Hypothetical Basket Return Amount(3)	Hypothetical Payment at Maturity(4)	Hypothetical Note Return % per Annum(5)
1	3.4969	43.9754	5.6524	20136.84	29.292	-6.392%	-3.770%	5.599%	-7.585%	8.283%	-3.865%	$0.00	$1,000.00	0.00%
2	3.4957	50.3856	8.4886	18601.05	40.798	-6.383%	-7.235%	-1.627%	-5.481%	3.681%	-17.045%	$0.00	$1,000.00	0.00%
3	3.0733	34.8904	7.9846	17176.86	44.978	-3.195%	1.140%	-0.343%	-3.530%	2.009%	-3.918%	$0.00	$1,000.00	0.00%
4	2.5733	39.0023	4.5124	21392.79	50.561	0.579%	-1.082%	8.503%	-9.305%	-0.224%	-1.530%	$0.00	$1,000.00	0.00%
5	2.4597	36.2391	7.7211	15656.06	52.788	1.436%	0.411%	0.328%	-1.447%	-1.115%	-0.386%	$0.00	$1,000.00	0.00%
6	3.2255	34.9302	8.4300	8998.20	54.811	-4.343%	1.119%	-1.478%	7.674%	-1.924%	1.047%	$0.00	$1,000.00	0.00%
7	1.6612	32.0850	6.8035	20316.74	57.217	7.463%	2.657%	2.666%	-7.831%	-2.887%	2.068%	$150.00	$1,150.00	7.50%
8	1.9922	24.5054	6.4418	13700.51	68.104	4.965%	6.754%	3.588%	1.232%	-7.242%	9.297%	$150.00	$1,150.00	7.50%
9	2.3310	40.1184	5.5482	13600.57	29.178	2.408%	-1.686%	5.864%	1.369%	8.329%	16.284%	$162.84	$1,162.84	8.14%
10	1.8771	26.4262	4.5963	20579.92	32.456	5.833%	5.716%	8.290%	-8.192%	7.018%	18.664%	$186.64	$1,186.64	9.33%

(1)	Hypothetical Allocated Currency Return for each of the Brazilian real, Russian ruble, Norwegian krone, Indonesian rupiah and Thai baht = [(Starting Exchange Rate – Ending Exchange Rate)/Starting Exchange Rate] x 20%
(2)	Hypothetical Basket Return Percentage = Sum of Allocated Currency Return for EURBRL, EURRUB, EURNOK, EURIDR and EURTHB
(3)	Hypothetical Basket Return Amount = (a) zero, if the Basket Return Percentage is less than 2%, (b) the product of (i) 15% and (ii) US$1,000, if the Basket Return Percentage is both greater than or equal to 2% and less than or equal to 15%, or (c) the product of (i) US$1,000 and (ii) the Basket Return Percentage, if the Basket Return Percentage is greater than 15%.
(4)	Hypothetical Payment at Maturity = US$1,000 + Basket Return Amount
(5)	Hypothetical Note Return % per Annum includes the Hypothetical Basket Return Amount

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets.

All investors should refer to the pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult their tax advisors to determine the tax consequences particular to their situation.

Because the Notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of the Notes will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes. This tax OID (computed at an assumed comparable yield of             % compounded semiannually) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the Notes (although holders will receive no payments on the Notes prior to maturity), and generally will be reported to U.S. non-corporate holders on an IRS Form 1099. The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of tax OID is based on an assumed amount representing all amounts payable on the Notes. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payments to be made in respect of, the Notes. If the amount we actually pay at maturity is, in fact, less than this assumed amount, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the Notes during such periods (with an offsetting ordinary loss). If the amount we actually pay at maturity is, in fact, higher than this assumed amount, then a U.S. holder will be required to include such additional amount as ordinary income. If a U.S. holder disposes of the Notes, the U.S. holder will be required to treat any gain recognized upon the disposition of the Notes as ordinary income (rather than capital gain).

In the case of a holder of the Notes that is not a U.S. person all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form) and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the pricing supplement related to this offering for more information.

Additional Considerations

If the USDBRL exchange rate is not so reported on Reuters Page “EBRFR,” or any substitute page thereto, or if the USDIDR exchange rate is not so reported on Reuters Page “ABSIRFIX01,” or any substitute page thereto, or if any of the EURUSD, EURRUB, EURNOK or EURTHB exchange rates are not so reported on Reuters Page “ECB3,” or any substitute page thereto, the Calculation Agent may determine the relevant exchange rates in accordance with the procedures set forth in the pricing supplement related to this offering. You should refer to the section “Description of the Notes—Basket Return Amount” in the pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

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